June 11, 2010

Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission

Re:          IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed on February 19, 2010
File No. 000-19271

Dear Mr. Riedler:

Please see our responses below to your letter dated May 20, 2010.  Each of our responses is preceded by a reproduction of the corresponding numbered Staff comment.

In connection with responding to the Staff’s comments, we acknowledge that:
•	We, the Company, are responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	We, the Company, may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K December 31, 2009

Item 1.  Business

Production and Supply, page 9

Comment:

1.
You have disclosed that you purchase some products, raw materials and components from a single supplier.  Please identify your sole source suppliers, describe the material terms of the supply agreement and file the agreements as exhibits.  To the extent you believe you are not substantially dependent on these agreements, please provide your analysis supporting your determination.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

Response:

As described in the Business section of our 2009 Form10-K, some of the third parties that provide us with instruments we sell and certain components, raw materials and consumables incorporated into, or used with, our products are obtained from sole or single source suppliers.  We define sole source suppliers as those third party suppliers that provide a raw material, component, or product for which we have not identified any other viable supplier.  We define single source suppliers as those third party suppliers from which we elect to purchase all of our supplies of a particular raw material, component, or product that is also available from one or more other viable suppliers.

We believe that we are not substantially dependent on any of our single source suppliers because, in the event of a significant disruption in supply of raw materials, components, or products by such a supplier, we would be able to source equivalent raw materials, components, or products from alternative suppliers in a commercially reasonable time frame without disruption to our business.

We currently have eight sole source suppliers.  With respect to four of such suppliers, 2009 revenues from the sale of products supplied by such suppliers or from the sale of products incorporating raw materials or components supplied by such suppliers, as the case may be, were less than 1% of our 2009 worldwide sales.  With respect to two of such suppliers, such revenues were between 1% and 1.9% of our 2009 worldwide sales.  Due to the immateriality of the relevant product sales to the Company as a whole, we believe that we are not substantially dependent on any of these six sole source suppliers and that any agreements with such suppliers need not be included as exhibits to our Form 10-K.  Further detail concerning the remaining two sole source suppliers is provided below.

Ortho

We have agreements with Ortho-Clinical Diagnostics, Inc.(“Ortho”) for the supply of our VetTest® and Catalyst Dx® chemistry slides.  We discuss this sole source relationship on page 9 of our 2009 Form 10-K and in our response to Comment #2 below. We have previously filed the agreements with Ortho as exhibits.

Moss

Moss, Inc. (“Moss”) is a sole source supplier of components that are incorporated into a number of our SNAP® single-use test kits.  Sales of SNAP® kits incorporating these components in 2009 were approximately 17% of our 2009 revenues. While we do not believe all SNAP® revenue is dependent on the components obtained from Moss, or that we are “substantially dependent” on the Moss agreement as that term is used in Item 601(b)(10)(ii)(B) of Regulation S-K, in future filings, beginning with the 10-Q for the second quarter of 2010, we will include our agreement with Moss as an exhibit.   In future Form 10-K filings, beginning with the Form 10-K for the

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

2010 fiscal year, we will include disclosure of the material terms of the Moss agreement, which are described in the following paragraph.

The supply agreement with Moss may be terminated by Moss with 24 months’ notice.  We are required annually to purchase a minimum amount from Moss equal to our average purchase volumes in 2004, 2005 and 2006.  Annual pricing increases are capped at 3%.  Pursuant to the terms of the supply agreement, Moss has escrowed its manufacturing information relating to the components, which may be released to us upon certain triggering events that would render Moss incapable of supplying the components to us.  If such a triggering event occurs, we will make royalty payments to Moss for the use of such information until Moss is able to again begin manufacturing.

Comment:

2.	Please describe the material terms of your supply agreements with Ortho-Clinical Diagnostics, Inc.

Response:

As noted on page 9 of our 2009 Form 10-K, we have agreements with Ortho for the supply of slides used in our chemistry analyzers that expire in 2025.  We are required to purchase a minimum volume of chemistry slides through the end of 2010; thereafter, we do not have minimum purchase obligations.  Price increases for slides are limited by a formula based on an agreed U.S. Producer Price Index.  The agreements limit the rights of Ortho to promote and sell chemistry slides in the veterinary market other than to IDEXX.  In future Form 10-K filings, beginning with the Form 10-K for the 2010 fiscal year, we will include this additional disclosure regarding the material terms of the Ortho agreement.

Patents and Licenses, page 9

3.	Please identify the products or classes of products related to patents related to the detection of Lyme disease and the detection of FIV antibodies.

Response:

As supplemental information, we advise the Staff that the products that utilize the patented technology for the detection of Lyme disease are SNAP® 3DX® and SNAP® 4DX®.   In addition, our reference laboratories offer a test called Lyme Quant C6® that utilizes this technology.

As supplemental information, we advise the Staff that the products that utilize the patented technology for detecting FIV antibodies are SNAP® Feline Triple®; SNAP® FELV/FIV Combo; and SNAP® Feline Combo Plus.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

4.
Please describe the material terms of your agreements with Tulane University, the University of Texas, Boehringer Ingelheim and Cornell University and identify the products or class of products related to these license agreements.  Please either file these agreements as exhibits or provide us with an analysis supporting your determination that you are not substantially dependent of these agreements.

Response:

The products or laboratory tests that utilize the intellectual property covered by the agreements with Tulane University (“Tulane”) and the University of Texas (“Texas”) are Lyme Quant C6®, SNAP® 3DX® and SNAP® 4DX®.   Aggregate sales of these products and tests did not exceed 7% of the Company’s 2009 worldwide sales.  In addition, the SNAP® 3DX® and SNAP® 4DX® products test for three and four vector-borne diseases, respectively, only one of which (Lyme disease) utilizes the Tulane and Texas intellectual property.  A significant portion of the customer value associated with the SNAP® 3DX® and SNAP® 4DX® tests, therefore, is the detection of diseases other than Lyme disease, including canine heartworm, by means unrelated to the Tulane and Texas intellectual property.  For this reason we believe that the significance of the Tulane and Texas intellectual property to us is significantly overstated by analyzing aggregate revenues from the sale of these products relative to our total sales.  Nonetheless, even using this very conservative approach of looking at total revenue for all three products, we believe that we are still not substantially dependent on the agreements with Tulane and Texas, and that the agreements do not need to be included as exhibits to the Form 10-K.

The products that utilize the intellectual property covered by the agreement with Boehringer Ingelheim (“Boehringer”) are our porcine reproductive and respiratory test kits.  Sales of these test kits did not exceed 1% of our 2009 worldwide sales.  Therefore, we believe that we are not substantially dependent on the agreement with Boehringer and that such agreement need not be included as an exhibit to the Form 10-K.

The products that utilize the intellectual property covered by the agreement with Cornell University (“Cornell”) are our bovine viral diarrhea virus test kits.  Sales of these test kits did not exceed 1% of our 2009 worldwide sales.  Therefore, we believe that we are not substantially dependent on the agreement with Cornell and that such agreement need not be included as an exhibit to the Form 10-K.

Government Regulation, page 11

Comment:

5.
We note your statement that “compliance with an extensive regulatory process is required in connection with marketing diagnostic products in Japan, Germany, the Netherlands and many other countries.”  Please expand your disclosure to include a more detailed discussion of the regulatory processes in those countries and others outside the United States where you currently market your products, to the extent that your sales in these countries are material.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

Response:

Our total sales of regulated products in any country other than the United States did not exceed 3% of our 2009 worldwide sales, which we do not consider to be material.  Accordingly, we do not believe any further disclosure regarding foreign regulatory processes is necessary at this time.

Item 1A. Risk Factors

Various Government Regulations Could Limit or Delay Our Ability to Market and Sell Our Products, page 14

6.
To the extent known, please expand your disclosure concerning the FTC’s investigation to state the actual practices you have engaged in that are at issue, including which products they concern, and what potential penalties you will be subject to if the FTC concludes that you have violated Section 5 of the Federal Trade Commission Act.

Response:

The FTC’s investigation is at an early stage and our disclosure regarding the scope of the investigation reflects our knowledge based on correspondence and discussions to date with the FTC.  At this time we are unable to describe the actual practices that are at issue with any further specificity because, to our knowledge, the FTC has not focused its investigation on particular practices beyond what we have disclosed in the risk factor.

Similarly, with respect to the relevant products, at this time we understand that the FTC is looking at all companion animal veterinary products and services, as disclosed in the risk factor, and we cannot describe the relevant products with any further specificity.  Our companion animal products and services are described in detail in the Form 10-K in the section entitled “Description of Business by Segment – Companion Animal Group.”

In any event, based on our understanding of the investigation, we have stated in the risk factor that we do not believe that any remedies that might be sought by the FTC, were the FTC to seek remedies following its investigation, would have a material adverse effect on the Company.  The FTC’s remedies under section 5 of the FTC Act are prospective in nature, and we do not believe that our business is materially dependent on our ability to continue any one or more marketing and sales practices relating to companion animal products and services in the U.S.

Definitive Proxy Statement on Schedule 14A

Nominating and Governance Committee, page 8

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

7.
Your disclosure concerning diversity on page 9 does not include a discussion of how the Nominating and Governance Committee has implemented this policy or how the Committee assesses its effectiveness.  Please revise your disclosure to include this information.  We refer you to Item 407(c)(2)(vi) of Regulation S-K.

Response:

We do not have a formal policy on diversity for Board members. Our Corporate Governance Guidelines provide that the value of diversity will be considered when the Board evaluates nominees to the Board and the composition of the Board as a whole.  In making the evaluations described in the prior sentence the Board also considers a range of other factors, including the experience, education, background, skills and knowledge of nominees and directors.  The Board does not make any particular weighting of diversity or any other characteristic in evaluating nominees and directors.

In future proxy statements, as applicable, beginning with the proxy statement for our 2011 annual meeting of shareholders, we will make clear that we do not have a formal diversity policy for Board members, but that diversity is considered as described above.

Election of Directors, page 17

Comment:

8.
Please identify the specific experience, qualifications, attributes or skills that led to the conclusion that each person should serve as a director as required by Item 401(e) of Regulation S-K.  Please note that your discussion on page 8 is not sufficient as the item requires a discussion of each individual’s experience, qualifications, attributes or skills, as opposed to a discussion of the board members’ collective experience, qualifications, attributes or skills.

Response:

We enhanced the biographies for each director in our 2010 proxy statement (beginning on page 17) in order to disclose the specific experience, qualifications, attributes and skills that led the Board to conclude that each person should serve as a director.  For example, below are the biographies for William T. End, our lead director, from the 2009 proxy statement and the 2010 proxy statement.  The 2010 biographical information contains significant additional information that is intended to be responsive to Item 401(e) of Regulation S-K.

On page 9 of our 2010 proxy statement, we stated that the Nominating and Governance Committee reviewed the experience, qualifications, attributes and skills for each director and nominee, as described for each director in his or her biography beginning on page 17, and concluded that each director had the requisite background to serve as a director in light of the

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

Company’s business and structure.  We therefore believe that the 2010 proxy statement included the information required under Item 401(e).

Mr. End’s biography from 2009 proxy statement (page 15)

William T. End, age 61, has been a director of IDEXX since July 2000. Mr. End was the Executive Chairman of the Board of Cornerstone Brands, Inc., a catalog retailer, from March 2001 until his retirement in June 2002, and served as Chairman and Chief Executive Officer of Cornerstone Brands, Inc. from 1995 until March 2001. From 1991 to 1995, Mr. End was employed by Land’s End, Inc., including as President and Chief Executive Officer, and from 1975 to 1991 he was employed by L.L. Bean, Inc., including as Executive Vice President. Mr. End is a director of Eddie Bauer Holdings, Inc.  Land’s End, Inc., L.L. Bean, Inc. and Eddie Bauer Holdings, Inc. are all catalog retailers.

Mr. End’s biography from 2010 proxy statement (page 18)

William T. End Age 62	Director since July 2000 Compensation Committee Nominating and Governance Committee (Chair) Lead Director

Mr. End was Chairman and Chief Executive Officer of Cornerstone Brands, Inc., a privately-held catalog retailer, from 1995 to 2001, and Executive Chairman of that company from 2001 until his retirement in 2002. In these executive roles Mr. End was responsible for all corporate functions as well as Board function and activity. Prior to joining Cornerstone Brands, Mr. End held various positions at Land’s End, Inc. from 1991 to 1995, including President and Chief Executive Officer. From 1975 to 1991, Mr. End held various positions at L.L. Bean, Inc., including Executive Vice President and Chief Marketing Officer. Mr. End has significant executive experience with a particular focus on marketing and product development. Mr. End has been a director and chairman of Eddie Bauer Holdings, Inc. since 2006, was a director of New England Business Services, Inc. from 2000 to 2003, Hannaford Bros. Co. from 1995 to 2000, and Land’s End, Inc. from 1990 to 1995. He also has been a director of several non-public companies. In these capacities, Mr. End has developed significant experience with board function and corporate governance. Land’s End, Inc., L.L. Bean, Inc., Eddie Bauer Holdings, Inc. and Cornerstone Brands, Inc. are all catalog retailers. Mr. End received a B.S and B.A. from Boston College and earned an M.B.A from Harvard Business School.

Compensation Discussion & Analysis, page 22

9.
We note your discussion of the establishment of the bonus pool on page 27.  Please disclose the amount of the bonus pool and confirm that each individual’s goals were used to determine the portion of the pool awarded to each individual as a bonus.

Response:
The overall management incentive pool approved by the Compensation Committee of the Board of Directors in February 2010 for the 561 members of management eligible to receive awards

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

under the management incentive plan was $13,968,000.  The amount awarded from the pool to each executive officer as an annual bonus is determined in the sole discretion of the Compensation Committee, as described in our 2010 proxy statement under “Compensation Discussion and Analysis – Compensation Philosophy – Annual Cash Bonus.”  As disclosed in that section of the proxy statement, our target bonus framework provides a target bonus opportunity to the chief executive officer equal to 100% of his base salary, and a target bonus opportunity to the remaining named executive officers of 60% of their respective base salaries.  However, the Compensation Committee then makes a subjective determination of the actual bonus paid to each executive officer.  The Committee’s subjective determination is not formulaic and is based on those factors that it deems relevant.  There is no specific relationship between the achievement of the executive’s performance goals and the percentage of target bonus that the executive receives.  The bonus determined by the Committee may be greater than, less than, or equal to the executive’s target bonus opportunity, regardless of whether the individual achieves any particular performance goal depending on the nature of the individual’s overall performance and the performance of the Company during the year.

As disclosed on pages 33-34 of our proxy statement, we adopted the 2008 Incentive Compensation Plan (the “2008 Plan”) in order to comply with the requirements of Section 162(m) of the Internal Revenue Code, so that we may fully deduct for federal income tax purposes annual incentive compensation paid to our chief executive officer and other executive officers.  The 2008 Plan was approved by our stockholders at our 2008 annual meeting.  Our Compensation Committee designated our chief executive officer as the sole participant under the 2008 Plan for the 2009 performance period.  Although the amount of each executive officer’s bonus is determined by the Compensation Committee in its sole discretion, the 2008 Plan imposes a maximum amount that may be awarded to our chief executive officer.  The maximum amount is determined by the calculation of three-quarters of one percent (0.75%) of our operating income for the applicable calendar year.  Operating income may be adjusted by the Compensation Committee to eliminate the effects of changes in currency exchange rates and discrete items as described in on page 34 of our proxy statement.   In accordance with that calculation, the Compensation Committee determined that the maximum bonus that could have been awarded to our chief executive officer for the 2009 performance period was $1,285,000.  The Compensation Committee exercised its discretion in determining his actual bonus and awarded him $825,000.

In future proxy statements, as applicable, beginning with the proxy statement for our 2011 annual meeting of shareholders, we will provide the amount of the overall bonus pool and will continue to discuss the discretionary nature of the actual bonus awards, as described above.

10.
Please revise the discussion of the annual cash bonus awards to discuss the Committee’s overall assessment of each named executive officer’s performance based on the individual goals identified.  Your discussion should address the extent to which the Committee believes that each named executive officer, achieved, over achieved or under achieved his or her goals, any significant factors considered in making the assessment and the percentage of the bonus pool awarded to each named executive officer.

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

Response:

As discussed above in the response to Comment #9, the Compensation Committee’s determination of the amount to award each executive officer as an annual bonus is entirely discretionary and is not directly linked to the achievement of any one or more individual performance goals.  The performance goals for each named executive officer, and other factors considered relevant to the subjective bonus determinations, are described on pages 27 and 28 of the 2010 proxy statement.

The Committee’s overall assessment of each executive’s performance in 2009 was that on the whole they achieved their respective goals.  As seen in the Summary Compensation Table on page 29 of our proxy statement, the variation in the amounts awarded to each of the named executive officers other than the chief executive officer was modest, with only $40,000 separating the highest from the lowest bonus granted to named executive officers other than the chief executive officer.  The higher bonus for the chief executive officer reflects the 100% of base salary bonus target for that position, compared to the 60% target for the other executives.

Because differences in the extent of goal achievement among the named executive officers was not significant, we do not believe that further disclosure regarding the extent of each executive officer’s goal achievement would be meaningful. If, in the future, there is a material difference among the amounts awarded to the named executive officers, we will disclose in the relevant proxy statement the Committee’s specific assessments of relative goal achievement that are material for an understanding of the bonus awards.

As supplemental information, we advise the Staff that the percentage of the bonus pool awarded to each named executive officer in 2010 for 2009 performance was as follows:

Jonathan W. Ayers President and Chief Executive Officer	5.9%
Merilee Raines Corporate Vice President and Chief Financial Officer	1.7%
Johnny D. Powers, PhD Corporate Vice President, IDEXX Reference Laboratories	1.4%

Mr. Jeffrey P. Riedler
United States Securities and Exchange Commission
June 11, 2010

Thomas J. Dupree Corporate Vice President, Companion Animal Group	1.5%
Michael J. Williams, PhD Corporate Vice President, Instrument Diagnostics	1.4%

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4920.

Sincerely,

/s/ Conan R. Deady
Corporate Vice President, General Counsel and Secretary

cc:  Suzanne Hayes
       Branch Chief